

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2023

Jason Barnard
Chief Executive Officer
Foremost Lithium Resource & Technology Ltd.
2500-700 West Georgia Street
Vancouver, British Columbia V7Y 1B3
Canada

> **Re: Foremost Lithium Resource & Technology Ltd.**
> **Amendment No. 8 to Registration Statement on Form F-1**
> **Filed August 9, 2023**
> **File No. 333-272028**

Dear Jason Barnard:

 We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments

Amendment No. 8 to the Registration Statement on Form S-1

Material United States Federal Income Tax Considerations
Treatment of Pre-funded Warrants, page 126

1. We note your disclosure about the tax treatment of the Pre-funded Warrants, including that the Pre-funded Warrant should be treated as a separate class of your common shares for U.S. federal income tax purposes and a U.S. Holder of Pre-funded Warrants will not recognize gain or loss upon the exercise of a Pre-funded Warrant. Please attribute this representation of tax consequences to counsel and file a tax opinion pursuant to Item 601(b)(8) of Regulation S-K or advise why the tax consequences of your Pre-funded Warrants are not material to an investor.

Jason Barnard
Foremost Lithium Resource & Technology Ltd.
August 16, 2023
Page 2

       You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Jenifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. For questions regarding engineering matters, you may contact John Coleman, Mining Engineer, at (202) 551-3610. Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any other questions.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Energy & Transportation

cc: Anthony Epps, Esq.